Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

MOUNTAIN PROVINCE DIAMONDS INC.
161 Bay Street, Suite 2315
PO Box 216
Toronto, Ontario M5J 2S1

Item 2:	Date of Material Change

June 16, 2015

Item 3:	News Release

June 17, 2015

Item 4:	Summary of Material Change

Disinterested shareholders of the Corporation voted in favour of the issuance to Mr. Dermot Desmond, the largest shareholder of the Corporation, of 712,500 common shares of the Corporation at a price of $4.00 per share, as payment of the standby fee in the amount of $2,850,000.00 owing to Mr. Desmond pursuant to the Standby Fee Agreement dated February 17, 2015 between the Corporation and Mr. Desmond.

Item 5:	Full Description of Material Change

On February 18, 2015 the Corporation announced a C$95 million rights offering (the “Offering”). The Company entered into a Standby Guarantee Agreement (the “Standby Agreement”) with its major shareholder, Mr. Dermot Desmond, in terms of which Mr. Desmond undertook to fully subscribe for those rights not otherwise subscribed for under the Offering. As compensation for performing his obligations under the Standby Agreement, the Corporation agreed to pay to Mr. Desmond a fee (the “Standby Fee”) equal to 3.0% of the aggregate subscription price to be paid for the 23,761,783 common shares to be issued under the Offering.
The Standby Fee is payable in cash in the amount of $2,850,000.00 or, if agreed by the Corporation and Mr. Desmond, and subject to TSX approval and the approval of disinterested shareholders of the Corporation, in common shares of the Corporation at a price per share equal to the Offering price of $4.00 per common share, for a total of 712,500 common shares representing 0.4% of the Corporation’s issued and outstanding share capital before the issuance. Mr. Desmond and the Corporation have agreed that the Standby Fee will be payable in common shares of the Corporation, subject to TSX and shareholder approval.
As the Offering was fully-subscribed, Mr. Desmond did not subscribe for any additional shares under the Offering pursuant to the standby commitment.
The issuance of 712,500 common shares of the Corporation as payment of the standby fee owing to Mr. Desmond was approved by disinterested shareholders of the Corporation at the Corporation’s Annual General and Special Meeting of shareholders on June 16, 2015.
Related Party Transaction
As the Corporation is a reporting issuer in Ontario and other jurisdictions in Canada, the Standby Fee share issuance is subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a multilateral instrument of the Canadian Securities Administrators intended to regulate certain transactions to ensure the protection and fair treatment of minority security holders. MI 61-101 requires, in certain circumstances, enhanced disclosure, approval by a majority of security holders excluding interested or related parties and the preparation of independent valuations and approval.
The protections afforded by MI 61-101 apply to “related party transactions” (as such term is defined in MI 61-101). The proposed Standby Fee share issuance is a “related party transaction” under MI 61-101 as the Corporation is proposing to issue securities to an insider of the Corporation qualifying as a “related party” (as such term is defined in MI 61-101). Mr. Desmond is an insider and a “related party” to the Corporation by virtue of owning more than 10% of the issued and outstanding voting common shares of the Corporation.
While the proposed Standby Fee share issuance constitutes a “related party transaction” under MI 61-101, it is not subject to the requirement to obtain a formal valuation. The Corporation is exempt from such requirement in MI 61-101 since the fair market value of the proposed Standby Fee share issuance would not exceed 25% of the Corporation’s market capitalization at the time the proposed Standby Fee share issuance was negotiated between the Corporation and Mr. Desmond. There were no prior valuations in respect of the Corporation that relate to or are otherwise relevant to the proposed Standby Fee share issuance.
As a result of the related party transaction, the direct and indirect shareholding of Mr. Desmond in the Corporation will increase from 22.7% to 23.1%.
The related party transaction was approved by the board of directors on February 13, 2015. Upon review of the terms of the Offering and the related party transaction, the board determined that the Offering, including the related party transaction, was in the Corporation’s best interests. The board also determined that the related party would not be receiving preferential treatment vis-à-vis the other subscribers under the Offering and that all shareholders were being treated equally and fairly. No contrary view was raised by any director.
This material change report is being filed less than 21 days before the expected date of issuance of the Standby Fee shares. The shorter period is necessary to permit the Corporation to record the issuance of the Standby Fee shares in the current fiscal quarter ending June 30, 2015.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7:	Omitted Information

None

Item 8:	Executive Officer

Patrick Evans, President & CEO
Telephone: (416) 361-3562

Item 9:	Date of Report

June 17, 2015